DynaMotive Energy Systems Corporation

                                                FORM 6-K

                                              UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                         WASHINGTON, D.C. 20549

                                           -----------------

                                    REPORT OF FOREIGN PRIVATE ISSUER
                                  PURSUANT TO RULE 13a-16 or 15d-16 OF
                                   THE SECURITIES EXCHANGE ACT OF 1934
                                            FOR September 30, 2003

                                    DYNAMOTIVE ENERGY SYSTEMS CORPORATION
                         (Exact name of Registrant as specified in its charter)

                                           -----------------


                                    Suite 105-1700 West 75th Avenue
                                            Vancouver, BC
                                            Canada V6P 6G2
                                            (604) 267-6000
                                (Address of principal executive offices)

                                           -----------------

            [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                                       FORM 20-F  X    FORM 40-F
                                                 ---             ---
            [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                       YES         NO  X
                                                ---        ---

            [If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable













                        DYNAMOTIVE ENERGY SYSTEMS CORPORATION

                             105-1700 West 75th Avenue
                        Vancouver, British Columbia, V6P 6G2
                            Telephone No.: 604-267-6000
                               Fax No.: 604-267-6005

               NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TAKE NOTICE that the annual general meeting (the "Meeting") of Shareholders of DYNAMOTIVE ENERGY SYSTEMS CORPORATION (the "Company") will be held in the boardroom of its attorneys, Lang Michener, 1500-1055 West Georgia Street, Vancouver, BC V6E 4N7, on Friday, October 24, 2003 at 2:00 p.m., local time, for the following purposes:

1. To receive the report of the directors of the Company.

2. To receive and consider the consolidated financial statements of the Company for its fiscal period ended December 31, 2002 and June 30, 2003 and the reports of the auditor thereon.

3. To elect directors of the Company to hold office for the ensuing year.

4. To appoint an auditor of the Company for the ensuing year at a remuneration to be fixed by the directors.

5. To consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular, a copy of the Company's Annual Report which contains the audited financial statements for the year ended December 31, 2002 and June 30, 2003, with the reports of the auditor, and a Supplemental Mailing List Form accompany this notice. The Information Circular contains details of matters to be considered at the Meeting.

A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder's shares will be voted at the Meeting is requested to complete, date and sign the enclosed form of proxy and deliver it by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

DATED at Vancouver, British Columbia, September 26, 2003.
BY ORDER OF THE BOARD


/s/ Robert Andrew Kingston
President and Chief Executive Officer






                        DYNAMOTIVE ENERGY SYSTEMS CORPORATION

                            105-1700 West 75th Avenue
                      Vancouver, British Columbia, V6P 6G2


                           Telephone No.: 604-267-6000
                              Fax No.: 604-267-6005

                              INFORMATION CIRCULAR
          Information as at August 31, 2003 except where otherwise noted

This Information Circular is furnished in connection with the solicitation of proxies by the management of DYNAMOTIVE ENERGY SYSTEMS CORPORATION (the "Company") for use at the Annual General Meeting (the "Meeting") of its shareholders to be held on October 24, 2003 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. Pursuant to section 111 of the Company Act (British Columbia), advance notice of the Meeting was published in The Vancouver Province newspaper on September 18, 2003 and filed with the British Columbia Securities Commission.

                            GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. Arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to beneficial owners of the common shares held of record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs of this solicitation will be borne by the Company. In this Management Information Circular all monetary references are to U.S. Dollars unless indicated otherwise.

Appointment and Revocation of Proxies

The individuals named in the accompanying form of proxy are the Chairman and President/Chief Executive Officer of the Company. A shareholder has the right to appoint a person, who need not be shareholder, to attend and act for the shareholder and on the shareholder's behalf at the Meeting other than either of the persons designated in the accompanying form of proxy, and may do so either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy.

A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to the office of Computershare Trust Company of Canada by fax (604) 683-3694 or by mail or by hand at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

A shareholder who has given a proxy may revoke it by an instrument in writing duly executed and delivered either to Computershare Trust Company of Canada to the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7 (fax to 604.893.2395) at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or of any reconvening thereof, or in any other manner provided by law. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Registered and Unregistered Shareholders

Registered shareholders may vote the shares they hold in the Company either by attending the Meeting in person or, if they do not plan to attend the Meeting, by completing the proxy and following the delivery instructions contained in the form of proxy and this Information Circular.

Unregistered shareholders, being persons whose holdings of shares of the Company are registered in the name of a stockbroker or financial intermediary, must follow special procedures if they wish to vote at the Meeting. To vote in person at the Meeting, an unregistered shareholder must insert his or her name in the space provided for in the proxy for the appointment of a person, other than the persons named in the proxy, as proxyholder. In such case, the unregistered shareholder attends as a proxyholder for their own shareholdings and is subject to the same limitations as any other proxyholder in voting shares (see "Exercise of Discretion"). If the unregistered shareholder does not plan to attend the Meeting, the unregistered shareholder can vote by proxy, by following the instructions included on the proxy and provided to the unregistered shareholder by the relevant financial intermediary. In either case, the proxy must be delivered in the manner provided for in this Information Circular or as instructed by the shareholder's financial intermediary. An unregistered shareholder who does not follow the instructions for delivery of the relevant form of proxy and who attends the Meeting will not be entitled to vote at the Meeting.

Exercise of Discretion

On a poll the nominees named in the accompanying form of proxy will vote or withhold from voting the shares represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for. The proxy will confer discretionary authority on the nominees named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,
(b)      any amendment to or variation of any matter identified therein, and
(c)      any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the proxy, the nominees named in the accompanying form will vote shares represented by the proxy for the approval of such matter.

As of the date of this Information Circular, management of the Company knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting each nominee intends to vote thereon in accordance with the nominee's best judgment.

Voting Shares

As of August 31, 2003 the Company had outstanding 65,954,733 fully paid and non-assessable common voting shares without par value, each carrying the right to one vote. As of August 31, 2003, no Class "A Preferred shares were issued and outstanding.

Only shareholders of record at the close of business on September 24, 2003 who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their shares voted at the Meeting.

To the knowledge of the directors and senior officers of the Company no person, as at August 31, 2003 beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company. The only registered holders of 10% or more of the Company's shares are:

Shareholder Name                                                     Number of               Percentage of
and Address                                                         Shares Held              Issued Shares
Cede & Co.(1)                                                       16,470,077                    24.97%
Box 20
Bowling Green Station
New York, New York, 10274

The Canadian Depository for Securities Limited ("CDS")(1)           22,743,043                    34.48%
85 Richmond Street West
Toronto, Ontario   M5H 2C9


(1) Cede & Co. and CDS are brokerage clearing houses and hold shares on behalf of brokerage firms. Management of the Company is unaware of the beneficial ownership of the shares although certain of these figures may include shares of management held in their brokerage accounts. (See below.)

The above information was supplied by Computershare Trust Company of Canada, the Company's registrar and transfer agent.

                              ELECTION OF DIRECTORS

The size of the board of directors is currently set at 6 persons.

The term of office of each of the current directors will expire at the conclusion of the Meeting. Each director elected will hold office until the conclusion of the next Annual General Meeting of the Company at which a director is elected, unless the director's office is earlier vacated in accordance with the Articles of the Company or the provisions of the Company Act (British Columbia).

The following table sets out the names of management's nominees for election as directors, all offices in the Company each now holds, each nominee's principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at August 31, 2003.

                                                       Period a Director of the    Shares/Options Beneficially
Name, Position and Municipality of Residence           Company                     Owned or Controlled
Richard Chen-Hsing Lin (3)                             Since 1992                  2,184,169 Common shares(4)
Chairman, Vice-President, Asian Affairs and Director                               1,282,929 options.
Vancouver, British Columbia, Canada

Robert Andrew Kingston (2) (3)                         Since 1999                  830,853 Common shares(5)
President, Chief Executive Officer and Director                                    3,308,750 options.
Vancouver, British Columbia, Canada

Curtin Winsor, Jr., Ph.D. (1) (2)                      Since 1996                  246,954 Common shares(6)
Director                                                                           49,000 options.
McLean, Virginia, USA

                                  - 4 -

                                                       Period a Director of the    Shares/Options Beneficially
Name, Position and Municipality of Residence           Company                     Owned or Controlled
Shing -Cheng Hong (1)                                  Since 1997                  25,195 Common shares(7)
Director                                                                           41,000 options.
Taipei, Taiwan

Chih-Lin Chu, General Manager, Business Development,   Since 2001                  16,000 options
China Strategic Holdings Ltd. Shanghai, China

Desmond Radlein, Ph.D.                                 1997-2002                   27,960 Common shares(8)
Director                                               2003 to present             45,000 options.
Waterloo, Ontario, Canada

Notes

(1)    Member of the Audit Committee of the Board.
(2)    Member of the Compensation Committee of the Board.
(3)    Member of the Executive Committee of the Board.
(4) Includes 2,184,169 Common Shares, of which 2,011,257 Common Shares are held by Cantai Property Limited, a company controlled by Mr. Lin of which 60,000 Common Shares are held in escrow subject to the Company's attainment of certain performance criteria; also includes 172,912 Common Shares held by Neoventi Technology Corporation over which Shares Mr. Lin has voting and disposition powers.
(5) Includes 830,853 Common Shares which are held by C F Limited a UK company whereby Mr. Kingston serves as a director.
(6)    Includes 246,954 Common Shares.
(7)    Includes 25,195 Common Shares.
(8)    Includes 27,960 Common Shares

The number of shares beneficially owned by the above nominees for directors, directly or indirectly, is based on information furnished by Computershare Trust Company of Canada, the registrar and transfer agent of the Company, and by the nominees themselves. The Directors and Officers beneficial own or effectively control a total of 3,328,331 shares which represents 5.04% of the total issued and outstanding shares of the Company.

The Directors and Officers hold a total of 5,540,075 options (59% of all options). 3,443,075 options are exercisable between $0.20 and $0.23 each; 1,735,000 are exercisable between $0.40 and $0.50 each 362,000 options are exercisable between $0.90 and $1.50 per share.



Richard Chen Hsing Lin.  Mr. Lin has been a Director of the  Company  since 1992 and Chairman of the Company since May of 1995. He is the past President of the Taiwan Chamber of Commerce in Canada. Mr. Lin is also co-founder, Vice President and Secretary of Neoventi Technology Corporation since 1991 and Neoventi Investment Corporation since 1992, and has been a Director of Concert Industries Ltd. since December 1992. Mr. Lin was also President of the Taiwan Chamber of Commerce in B.C., and Vice President of R.C.A. Taiwan.

Robert  Andrew  Kingston.  Mr.  Kingston was  appointed  President   and  CEO in
April 1999. Mr. Kingston has held senior positions in multi-national oil companies, property and investment corporations and financial institutions in Europe, the USA and South America. From 1996 to 1999, Mr. Kingston was advisor to public and private companies in the U.S. Canada and the U.K. From 1995 to 1996, Mr. Kingston was senior advisor to the Chairman of Rotch Property Group Ltd., a UK property investment and development company with assets in excess of US $7 billion. From 1992 to 1995, Mr. Kingston was a financial advisor on corporate restructuring for Interpetrol S.A., a South American oil trading company that at the time was partly owned by the Argentine National Oil Company (NYSE: YPF). He held a number of positions with the Gatoil

Group of Companies from 1986 to 1990, a fully integrated, privately owned oil conglomerate, including Managing Director of Gatoil Services
(UK) Limited and Financial Vice President of Gatoil Enterprises Inc. (USA). He also worked for Price Waterhouse & Co. and Ducilo S.A., a subsidiary to E.I. DuPont de Nemours & Co.

Curtin Winsor, Jr., Ph.D. Dr. Winsor has been a Director of the Company since June 1996. He received his MA and Ph.D. in Latin American Area Studies and History of Diplomacy from the School of International Service of American
University in 1979. He served at the Department of State's Office of Congressional Relations until 1971. Dr. Winsor became Special Assistant to Senator Bob Dole, Chairman of the Republican National Committee, from June 1971 to May 1973. Moving to the private sector, he served as Manager for International Affairs at the Washington office of Chase Manhattan Bank from 1973 to 1979. He helped to found the Alliance for Free Enterprise in 1979 and served as its Deputy Director until 1983. Dr. Winsor served as US Ambassador to Costa Rica from 1983 to 1985. He continued to serve as Consultant on Central America to the Under Secretary of Defense from 1985 to 1987. Dr. Winsor is a Governor of the Donner Canadian Foundation of Toronto, and a Trustee of the Pan-American Development Foundation (of the Organization of American States) in Washington, DC. He has been the owner of the American Chemical Services Company of Marmet, WV, which provides chemical blending, storage and distribution services for larger chemical companies servicing the coal industry for more than the past five years.

Shing-Cheng Hong. Mr. Hong became a Director of the Company in December 1997. With 40 years of industrial background, Mr. Hong led a 42 member management team of Hotung Venture Capital Corp. where he served as its President since 1987. Hotung is the leading venture capital group in Taiwan and currently manages total funds of US$7 billion. Thirty-three additional venture capital funds were also established under his leadership; including Daitung VC; Yuantung VC; Litung VC; Futung VC and Wantung VC. Mr. Hong retired in 2001 from Hotung and now serves as Chairman of Giga Venture Partners & Co. He is also Advisor to Taiwan based Acer SoftCapital Incorporated.

Chih-Lin Chu. Mr.Chu became a Director of the Company in June 2001. He is General Manager for Business Development at China Strategic Holdings Limited
(CSH) since March 2000. CSH is a public company listed on Hong Kong Exchange with investments in energy, tire manufacturing, breweries, paper, pharmaceuticals and other light and heavy industries including power plants, diesel engine manufacturing, cement, chemical plants, electrical machinery and auto parts as well as information technology and e-commerce related projects. From 1999 to 2000, Mr.Chu was Vice Chairman and President, China Operation for Tricom Holdings Limited, also a public company in Hong Kong with a focus on telecommunication products. Since 1994, Mr.Chu has been involved in business development and government relationship in China for various companies including Cathay Pacific Airline O.B.C. G.S.A., Shanghai E&T Wako Express Co. Ltd and Shanghai Tricom Limited. Mr.Chu received his MBA from the China Europe International Business School in China.

Desmond Radlein, Ph.D. Dr. Radlein became a Director of the Company in December 1997, resigned in August 2002 and was re-appointed in August 2003. Dr. Radlein has been the President of RTI - Resource Transforms International, Ltd., an R&D company specializing in pyrolysis technology and applications, since 1994. Dr. Radlein received a B.Sc. in Chemistry (1986) from the Alcan Scholar University of the West Indies in Jamaica and M.Sc. in Theoretical Chemistry (1970) from the University of Calgary in Alberta.He received his Ph.D. from the University of Cambridge, England (1975) in Physical Chemistry. He was a member of the Board of the Waterloo Region Community Legal Services from 1994 to 1995. Dr. Radlein was also an Associate Research Professor at the Chemical Engineering Department of the University of Waterloo from 1987 to 1994. He is an inventor or co-inventor of 10 patents on pyrolysis and petroleum processing and has also authored over 20 publications in various scientific journals. Some of his research activities include: pyrolytic production of fermentable sugars, fundamental studies on biomass pyrolysis mechanisms, catalytic hydropyrolysis for hydrocarbon production and catalyst development for gasification.

                             APPOINTMENT OF AUDITOR

Ernst & Young LLP, Chartered Accountants, of P.O. Box 10101, Pacific Centre, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1C7, will be nominated at the Meeting for appointment as auditor of the Company at a remuneration to be fixed by the directors. Ernst & Young LLP have been auditor of the Company since January 17, 1995.

Approval of the appointment of auditors requires the affirmative vote of the majority of the holders of outstanding Common Shares entitled to cast votes at the Meeting.

The  Board   unanimously   recommends  that  the  shareholders  vote  "FOR"  the
ratification of the appointment of Ernst & Young LLP as independent auditors for the fiscal year ending December 31, 2003.

                             EXECUTIVE COMPENSATION

During the fiscal year ended December 31, 2002, the Company had the following senior officers: Mr. Andrew Kingston, as President and Chief Executive Officer; Mr. Richard Lin as Chairman of the Board and Vice-President of Asian Affairs; Mr. Rodolfo Guido as Chief Operating Officer, Mr. Marvin Josif as Chief Financial Officer; Ms. Laura Santos as Corporate Secretary Mr. Warren Johnson as Chief Technology Officer, Mr. James Acheson as Chief Operating Officer, DynaMotive Corporation and Mr. Antony Robson, Managing Director, DynaMotive Europe Limited.

The Company has written agreements with its executive officers of Messrs. Kingston, Lin, Guido, Robson and Josif. Termination plans or arrangements in respect of compensation to be received by the above executive officers are disclosed with the details of the executive officer's contracts below.

Pursuant to a Consulting Agreement, commencing July 1, 2003 until December 31, 2007 with Cantai Property Ltd. ("Cantai"), a company controlled by Mr. Lin, the Company pays a monthly consulting fee of $11,940 to Cantai for the services of Mr. Lin, plus reimbursement of out-of-pocket expenses. For the year ended December 31, 2002, the Company paid Cantai a total of $74,293 of which $10,613 was paid in cash and $63,800 in stock at an average price of $0.33 per share. The balance of $69,117 was deferred as at the end of 2002. During the six months ended June 30, 2003, the Company paid Cantai a total of $71,640, $40,596 of this amount was subscribed into the Company's recent private placement at $0.15 per share including a half a warrant, expiring three years from issue to purchase the Company's common share at $0.25 per share. Mr. Lin can also earn a bonus of up to 50% of his base compensation if certain milestones are achieved. In the event that Cantai's contract is terminated by the Company, the terms of the contract shall remain in force.

Pursuant to a Consulting Agreement, commencing April 11, 2003 until December 31, 2008 with Cape Fear Limited ("CFL"), the Company pays a monthly fee of $18,750 plus rate of inflation as published by Statistics Canada, to CFL, for the services of Mr. Kingston as President and Chief Executive Officer, and reimbursement of out-of-pocket expenses. For the year ended December 31, 2002, the Company paid CFL a total of $174,316 of which $63,900 was paid in cash and $110,416 in stock at an average price of $0.33 per share. The balance of Mr. Kingston's compensation, $48,600 was deferred as at the end of 2002. During the six months ended June 30, 2003, the Company paid CFL a total of $116,719. As per consulting agreement, Mr. Kingston's compensation will be adjusted upon achievement of certain milestones. In the event that CFL's contract is terminated by the Company, the terms of the contract shall remain in force.

Mr. Rodolfo Guido joined the Company in July 2001 as Director of International Marketing and Trading, and was appointed Chief Operating Officer ("COO") of the Company effective February 15, 2002. Mr. Guido was paid a monthly gross salary of $11,940 as COO of the Company plus a net housing allowance of $1,592 and reimbursement of out-of-pocket expenses. For the year ended December 31, 2002, the Company paid Mr. Guido a total gross amount of $151,876. In July 2003, Mr. Guido's employment ceased and received severance of six months salary.

As at August 6, 2002, Mr. Marvin Josif was appointed Chief Financial Officer to replace Mr. Jack MacDonald in such capacity. As at December 31, 2002, the Company paid Sumar Limited for Mr. Josif's services a total of $37,500 which was subscribed into the Company's June 2002 private placement at $0.326 per share, including three-year warrants exercisable at $0.40 per share.

Mr. Antony Robson, joined the Company in January 1, 2001 as Managing Director of the Company's European subsidiary, DynaMotive Europe Limited. Pursuant to his contract, the Company pays Mr. Robson (pound)100,000 per year for his services and reimbursement of out-of-pocket expenses. At year end, Mr. Robson received 450,000 stock options in lieu of cash, exercisable at $0.50 and $0.80 per share. Mr. Robson's contract will cease at December 31, 2003.

Mr. James Acheson, Chief Operating Officer of the Company's US subsidiary, DynaMotive Corporation is remunerated at $105,000 per year.For services rendered in 2002, Mr. Acheson's compensation was deferred. In May 2003, Mr. Acheson received a total of 644,021 shares in lieu of cash compensation for services rendered at $0.14 and $0.23 per share.

Summary Compensation

The following table sets forth information concerning compensation for services in all capacities to the Company for the Company's fiscal year ended December 31, 2002 and the last two fiscal years prior thereto, as applicable, to those persons who were, at December 31, 2002, the Chief Executive Officer of the Company and the four most highly compensated executive officers (Named Executive Officers) of the Company other than the CEO as of year end of 2002.

===========================================================================================================
                                        SUMMARY COMPENSATION TABLE
-----------------------------------------------------------------------------------------------------------
                                              Annual Compensation               Long Term Compensation
                                      ------------ ----------- ------------ -------------------------------
                                                                                        Awards
                                                                            -------------------------------
    Name and Principal        Year      Salary       Bonus        Other      Securities      Restricted
                                                                                Under
                                                                           n  Options/        Shares or
                                                                 Annual     Warrants/SARs    Restricted
                                                               Compen-satio    Granted       Share Units
         Position                         ($)         ($)          ($)           (#)             ($)
--------------------------- --------- ------------ ----------- ------------ -------------- ----------------
Richard Lin                   2002      143,280         -0-        -0-         100,000         -0-
Chairman of the Board and
Vice-President, Asian
Affairs
                              2001      43,040          -0-        -0-            -0-          96,840
                              2000      134,000      40,200        -0-         650,000          6,700
--------------------------- --------- ------------ ----------- ------------ -------------- ----------------
Robert Andrew Kingston,       2002      222,916         -0-      28,656        200,000         -0-
President and Chief
Executive Officer
                              2001      56,490          -0-      32,280           -0-          137,190
                              2000      152,156      40,200        -0-         650,000          4,731
--------------------------- --------- ------------ ----------- ------------ -------------- ----------------
Rodolfo Guido                 2002      151,876         -0-        -0-         200,000         -0-
Chief Operating Officer
                              2001      46,168          -0-        -0-            -0-          -0-
--------------------------- --------- ------------ ----------- ------------ -------------- ----------------
Antony Robson                 2002      145,000         -0-      34,800           -0-          -0-
Managing Director,
European Subsidiary
                              2001      90,513          -0-        -0-            -0-          21,000
                              2000      90,513          -0-      31,500        161,250          -0-
=========================== ========= ============ =========== ============ ============== ================

*Except as otherwise noted, all compensation are disclosed in U.S. dollars based upon 2002's average exchange rate of $0.6368 per dollar (2001:
$0.6456, 2000: $0.67, per dollar).


Long-Term Incentive Plans

In 1994, the Company had issued into escrow 1,232,000 shares that are to be released from such escrow agreement as the Company achieves certain earnings milestones. The escrow restrictions provide that these shares may not be traded in, dealt with in any manner whatsoever, or released, nor may the Company, its transfer agent, or Escrow Holders, make any transfer or record any trading in these shares without approval of the Company. The escrow agreement further provides that the shares may be released from escrow upon the occurrence of certain Company performance milestones. The purpose of this escrow agreement, in part, is to encourage the holders thereof to act in the best interests of the Company, and, in the event that the Company should become successful, in part due to the efforts of the holders of these shares, they will be entitled to maintain their ownership of these shares, and to obtain regular pro-rata releases.

In 1999, the Board approved the cancellation and re-issuance of 596,000 of the previously escrowed performance shares for current employees, directors and consultants to adopt the release provisions of the Company's Stock Appreciation Rights Plan.

In December, 1998 the Company adopted a Stock Appreciation Rights (SAR) plan under which the Company can grant SAR's to employees and directors of the Company entitling the holder to receive compensation from the Company based upon the difference in any appreciation in the market value of the Company's shares of common stock from the bench mark date and current market price of when the SAR is granted by the Company. The SAR's vest as the Company achieves stock values as defined in the Plan. The Company has the sole exclusive election to pay the Redemption Price either in cash, in Shares, or in any combination of the cash and Shares equivalent to the aggregate value of the Redemption Price.

There has been no grant of SAR's for the last three years but as at December 31, 2002, 1,471,668 SARs were outstanding of which 1,111,167 have vested, having met the first and second vesting provisions of the Company's 1998 SAR Plan as a result of the Capitalized Stock Value of the Company exceeding $50 million over a consistent 20-day trading period. The precise amount of the Company's liability presently cannot be established until such time that the SARs are, in fact, redeemed. Based upon the market closing price of $0.20 for the Company's shares as at December 31, 2002, the Company would have not been obligated to pay, if all vested SARs had been redeemed on that date, as the SAR's were out of the money. Under the SAR Plan, the Company may elect to make payment of any redemption liability either in cash or with shares. At June 30, 2003 1,468,335 SAR's were outstanding and 1,106,668 were vested. An SAR's expenditure of $231,675 was recognized during this period.

The Board also approved a Bonus Incentive Plan for rewards tied to goals intended to increase operating revenues and profits. Eligible personnel may earn a bonus of up to 15% of their annual base salary if certain pre-determined milestones are achieved; except the Chairman, the President and CFO, who may earn a bonus of up to 50% of their base salary if certain pre-determined milestones are achieved. Payment may be made in cash or stock valued at prevailing market at the option of the Company, based on the Company's cash resources.


                                  STOCK OPTIONS


         The Company granted stock options to the Named Executive Officers in 2002. There were no SAR's or warrants granted to the Named Executive Officers in 2002.

                                  - 9 -

                  Option/SAR Grants in Last Fiscal Year (2002)
                               (Individual Grants)


       Name             Securities          % of Total        Exercise or        Market Value         Expiration
        (a)           Under Options/       Options/SARs        Base Price        of Securities           Date
                       SARs Granted         Granted to        ($/Security)        Underlying             (f)
                            (#)            Employees in           (d)            Options/SARs
                            (b)           Financial Year                          on the Date
                                               (c)                                 of Grant
                                                                                 ($/Security)
                                                                                      (e)
Richard Lin               261,905*             5.6%              $0.33               $0.43            02/23/2004
Richard Lin                 2,476*            .0005%             $0.31               $0.43            07/03/2004
Richard Lin               100,000              2.1%              $0.50               $0.36            04/28/2006
Andrew Kingston           267,860*             5.7%              $0.33               $0.43            02/23/2004
Andrew Kingston           162,216*             3.4%              $0.40               $0.43            02/23/2004
Andrew Kingston           200,000              4.3%              $0.50               $0.43            02/23/2007
Rodolfo Guido             200,000              4.3%              $0.50               $0.43            02/23/2006
Antony Robson              90,625*             1.9%              $0.80               $0.25            10/10/2004
Antony Robson             359,375*             7.7%              $0.50               $0.25            10/10/2004

* Stock options were granted in lieu of cash compensation.

* 30 days preceding the stock option grants, the Company's stock was trading at a high of $0.56 and a low of $0.26

           AGGREGATE OPTION/SAR EXERCISES AND FY-END OPTION/SAR VALUES

                                                               Number of                     Value(1) of
                                                          Unexercised Options       Unexercised Options
                             Shares      Value(1)           as of 12/31/02               as of 12/31/02
Name                        Acquired    Realized      Exercisable   Unexercisable    Exercisable  Unexercisable
                            on Exercise

Richard Chen-Hsing Lin         264,381    -0-           106,182        750,000        $ -0-            -0-
Andrew Kingston                430,076    -0-              -0-       1,350,000        $ -0-            -0-
Rodolfo Guido                  -0-        -0-           100,000        100,000        $ -0-            -0-
Antony Robson                  -0-        -0-           450,000        100,000        $ -0-            -0-

 (1)Based on $0.20 per Common Share which is the closing price of the Company's shares as listed on the OTC BB as at December 31, 2002. All values are per intrinsic value.

* 30 days preceding the stock option exercise, the Company's stock was trading at a high of $0.44 and a low of $0.33

Compensation of Directors

From January 1, 2002 to December 31, 2002, the Board was compensated based on the compensation plan approved by the Board on October 30, 2001 as follows: a) annual retainer of 16,000, 8,000 and 4,000 stock options for Board members, Committee chairs and Technical Advisory Committee members, respectively; the term of the stock options is for five (5) years and priced on the day of respective Annual General Meeting ("AGM") of Shareholders for the year, based on the lower of the price of that day or the average of the five trading days prior to the AGM date; b) Board and Committee meeting fees - Cdn$300 per meeting under two (2) hours and Cdn$1,200 per meeting over two (2) hours; Committee chairs are compensated 150% of the above rates. The fees are payable in shares valued at prevailing market, with the provision that the recipient may elect to receive up to 30% in cash, and shares are priced based on the last trading day of the respective quarter at the lower of the price on such day or the previous five
(5) day trading average. The Compensation Committee of the Board regularly reviews the appropriateness of Director's compensation. The directors are also reimbursed for out-of-pocket expenses such as reasonable traveling, hotel and other expenses incurred in and about the business of the Company.

Executive officers of the Company who also act as directors of the Company do not receive any additional compensation for services rendered in their capacity as directors, other than as paid by the Company to such executive officers in their capacity as executive officers. See "Compensation of Executive Officers".

                         ADDITIONAL COMPANY INFORMATION

Interest of Insiders in Material Transactions

To the knowledge of management of the Company, no insider or nominee for election as a director of the Company had any interest in any material transaction during the year ended December 31, 2002 or to June 30th, or has any interest in any material transaction in the current year except as disclosed herein.

During 2002, the Company entered into a loan agreement with related parties for $200,000 cash, which was converted in 2002 into the Company's common shares at 75% of the 10-day average of the Company's market share price prior to conversion. A total of 300,000 warrants were granted to the lenders in connection with the loans. The warrants have an exercise price of $0.35 per common share and expire on April 30, 2005. Interest was charged at a rate of 1% per month and was payable up to conversion. The warrants are outstanding at June 30, 2003.

In 2002, the Company entered into loan agreements with certain Directors totaling $182,253. The loans comprised $118,838, which was used to settle amounts owing to certain Directors and $63,415 which was received in cash. The loans and accrued interest were converted in May 2003 into the Company's common shares at 75% of the 10-day average of the Company's market share price prior to conversion. A total of 405,223 warrants were also granted to the lenders in connection with the loans. The warrants have an exercise price of $0.23, expire on March 31, 2006, and are outstanding at June 30, 2003. For the portion of the loans received in cash, interest was charged at a rate of 1% per month and was included in the converted amount. The remaining debt was non-interest bearing.


                              CORPORATE GOVERNANCE

The Company's Board of Directors is currently comprised of six members, four of whom qualify as unrelated directors by virtue of their independence from management of any interest, business or other relationship that could materially interfere with the directors' ability to act in the best interests of the Company. The unrelated directors are Drs. Curtin Winsor, Jr. and Desmond
Radlein, Messrs. Shing-Cheng Hong, and Chih-Lin Chu. The Company's related directors are Messrs. Andrew Kingston (the Company's President and Chief Executive Officer) and Richard Chen Hsing Lin (Chairman and Vice-President of the Company).

                          BOARD AND COMMITTEE MEETINGS

The Company maintains standing Executive, Compensation and Audit Committees, but does not have a nominating committee. The Executive Committee, whose members included, Messrs. Marvin Josif, Andrew Kingston, and Richard Lin met eleven times during 2002. The purpose of the Committee is to act on behalf of the Board to provide direction to management and to authorize and approve expenditures in excess of the authority delegated by the Board to management, with such approvals to be ratified by the Board at the next regular scheduled Meeting.

The Company's Audit Committee, whose members include Drs. Curtin Winsor, Jr., Messrs. S C Hong and Marvin Josif reviews the financial reporting process of the Company on behalf of the Board by reviewing the independence of the Company's independent auditors, the work of internal auditors, the adequacy of internal controls, the quality of financial reporting, and accounting estimates involving the use of significant management judgment. In fulfilling its responsibility, the Audit Committee met once during 2002 and has recommended to the Board, subject to shareholder approval, the selection of Ernst & Young LLP as the Company's independent auditors.

The Compensation Committee of the Board of Directors makes recommendations to the Board of Directors on compensation issues, including (i)salary levels for officers; (ii) executive compensation plans; (iii) the review of employee benefit programs; (iv) the review of proposed compensation plans applicable to the Company's officers and employees; and (v)the administration of the Company's stock option plans as authorized by the Board. The Committee currently consists of Dr. Curtin Winsor, Jr. and Mr. Andrew Kingston.The Compensation Committee met twice during 2002.

The Board of Directors met seven times during 2002. Mr. C.L. Chu was unable to attend any of the meetings during this period.

                              MANAGEMENT CONTRACTS

The business of the Company is managed by its directors and officers and the Company has no executive management agreements with persons who are not officers or directors of the Company. The Company does retain consultants from time to time who may be responsible for investor awareness, financing sources, brokerage liaison and similar functions.

                                  ANNUAL REPORT

The Company's 2002 Annual Report to Shareholders including the June 30th 2003 audited financial statements will be distributed with the Information Circular. The Company maintains public filings which are accessible through the Canadian and US regulatory internet sites at www.SEDAR.com and www.sec.gov/



                 SHAREHOLDERS' PROPOSALS FOR 2004 ANNUAL MEETING

In order to be considered for inclusion in the Corporation's proxy statement and informational circular for the 2004 Annual Meeting of Shareholders, proposals from shareholders must be received by the Corporation on or before December 1, 2003. Such proposals should be addressed to the Corporate Secretary, DynaMotive Energy Systems Corporation, 105 - 1700 West 75th Avenue, Vancouver, British Columbia, V6P 6G2.

                                  OTHER MATTERS

If any other matter properly comes before the Meeting, it is the intention of the persons named in the accompanying form of proxy to vote thereon in accordance with the recommendations of the Board of Directors.

Whether or not you expect to be present at the Meeting, please sign the accompanying form of proxy and return it promptly in the enclosed stamped return envelope.

DATED as of September 26, 2003.

BY ORDER OF THE BOARD



/s/ Robert Andrew Kingston

Robert Andrew Kingston
President and Chief Executive Officer





                                    PROXY


ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

DYNAMOTIVE ENERGY SYSTEMS CORPORATION (the "Company")

TO BE HELD AT THE BOARDROOM, LANG MICHENER, 1500-1055 West Georgia Street, Vancouver, BC V6E 4N7



ON October 24, 2003, AT 2:00 PM



The undersigned member ("Registered Shareholder") of the Company hereby appoints, Richard C H Lin, Chairman of the Company or failing this person, Andrew Kingston, President and Chief Executive Officer of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.


Resolutions (For full detail of each item, please see the enclosed Notice of
             Meeting and Information Circular)

                                                                      For          Against
1.     To fix the number of Directors for the ensuing year at 6
                                                                   -----------    -----------

                                                                      For          Withhold
2.     To elect as Director, Richard Chen-Hsing Lin
                                                                   -----------    -----------
3.     To elect as Director, Robert Andrew Kingston
                                                                   -----------    -----------
4.     To elect as Director, Curtin Winsor, Jr., Ph.D.
                                                                   -----------    -----------
5.     To elect as Director, Shing-Cheng Hong
                                                                   -----------    -----------
6.     To elect as Director, Chih-Lin Chu
                                                                   -----------    -----------
7.     To elect as Director, Desmond Radlein, Ph.D.
                                                                   -----------    -----------
8.     To appoint  Ernst & Young LLP as Auditors of the Company
       at a remuneration to be fixed by the directors
                                                                   -----------    -----------

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:
                             ---------------------------------------------------

Please Print Name:
                             ---------------------------------------------------

Date:
                             ---------------------------------------------------
Number of Shares
Represented by Proxy:
                             ---------------------------------------------------

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

                      INSTRUCTIONS FOR COMPLETION OF PROXY

1.   This Proxy is solicited by the Management of the Company.

2. This form of proxy ("Instrument of Proxy") must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4. A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5. A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

     (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

     OR

     (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

================================================================================
To be represented at the Meeting, this proxy form must be received at the office of COMPUTERSHARE TRUST COMPANY OF CANADA by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address of COMPUTERSHARE TRUST COMPANY is 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO, M5J 2Y1 and its fax number is 1-866-249-7775.
================================================================================



			     Supplimental Mailing List

                       DYNAMOTIVE ENERGY SYSTEMS CORPORATION

                       Request for Interim Financial Statements


In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the subject Corporation may elect annually to receive interim corporate mailings, including interim financial statements of the Corporation, if they so request. If you wish to receive such mailings, please complete and return this form to:

                        Computershare Trust Company of Canada
                               100 University Avenue
                                      9th Floor
                                     Toronto, ON
                                       M5J 2Y1




NAME:
            -------------------------------------------------------------

ADDRESS:
            -------------------------------------------------------------

            -------------------------------------------------------------

POSTAL CODE:
             -------------------------

I confirm that I am an owner of                        of the Corporation.
                                -----------------------
                                 [type of securities]


SIGNATURE OF
SHAREHOLDER:                                        DATE:
            ---------------------------------------      ---------------------

REGISTERED       OR  BENEFICIAL       SHAREHOLDER (Please mark as applicable)
          -------              -------

CUSIP: 297924108

COMPANY CODE - DYMQ







Consolidated Financial Statements (in U.S. dollars)

DynaMotive Energy Systems Corporation
June 30, 2003 and December 31, 2002

                                AUDITORS' REPORT





To the Shareholders of
DynaMotive Energy Systems Corporation

We have audited the consolidated balance sheets of DynaMotive Energy Systems Corporation as at June 30, 2003 and December 31, 2002 and the consolidated statements of loss, deficit and cash flows for the six month periods ended June 30, 2003 and for the years ended December 31,2002 and 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at June 30, 2003 and December 31, 2002 and the results of its operations and its cash flows for the six month periods ended June 30, 2003 and for the years ended December 31, 2002 and 2001 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis except for the change in accounting of stock based compensation and impairment of long-lived assets which is disclosed in Note 3 to the consolidated financial statements.


                                                      /s/Ernst and Young, LLP
Vancouver, Canada,                                    -----------------------
September 12, 2003.                                   Chartered Accountants

DynaMotive Energy Systems Corporation
Incorporated under the laws of British Columbia, Canada


                           CONSOLIDATED BALANCE SHEETS
          (See Nature of Business and Going Concern Uncertainty - Note 1)

                               (in U.S. dollars)



                                                                     June 30,         December
                                                                                         31,
                                                                       2003             2002
                                                                        $                 $
 -------------------------------------------------------------------------------------------------

 ASSETS [note 7]
 Current
 Cash                                                                  262,664             25,093
 Accounts receivable                                                    30,052             59,102
 Government grants receivable [note 15]                                165,510            160,316
 Prepaid expenses and deposits                                         128,560             78,846
 -------------------------------------------------------------------------------------------------
 Total current assets                                                  586,786            323,357
 Capital assets [note 5]                                             1,003,211            750,409
 Patents [note 6]                                                      244,647            212,047
 -------------------------------------------------------------------------------------------------
                                                                     1,834,644          1,285,813
 ================================================================================================

 LIABILITIES AND SHAREHOLDERS' DEFICIENCY
 Current
 Short-term loans [note 7]                                             131,320            158,539
 Accounts payable and accrued liabilities [notes 4(b) and 8]         1,668,195          1,698,052
 Project advance [note 17]                                             148,423                 --
 Convertible loans [note 12(c)]                                             --            101,034
 -------------------------------------------------------------------------------------------------
 Total liabilities                                                   1,947,938          1,957,625
 -------------------------------------------------------------------------------------------------
 Commitments and contingencies [notes 1, 11, 12 and 15]
 Shareholders' deficiency
 Share capital [note 9(b)]                                          28,295,540         27,553,040
 Shares to be issued [note 9(c)]                                     1,719,964            771,449
 Contributed surplus [note 9(h)]                                     3,281,609          2,698,998
 Cumulative translation adjustment                                    (697,078)          (543,744)
 Deficit                                                           (32,713,329)       (31,151,555)
 -------------------------------------------------------------------------------------------------
 Total shareholders' deficiency                                       (113,294)          (671,812)
 -------------------------------------------------------------------------------------------------
                                                                     1,834,644          1,285,813
 ================================================================================================

See accompanying notes

On behalf of the Board:


                  /s/"Richard Lin"                 /s/"Andrew Kingston"
                  ---------------                  --------------------
                  Director                         Director

DynaMotive Energy Systems Corporation
Incorporated under the laws of British Columbia

                         CONSOLIDATED STATEMENTS OF LOSS


                                 (in U.S. dollars)



                                               6 Months Ended      Year Ended        Year Ended
                                                  June 30,        December 31,      December 31,
                                                    2003              2002              2001
                                                     $                  $                 $
 -------------------------------------------------------------------------------------------------
 REVENUE
 Sales                                                   --             68,569           274,360
 -------------------------------------------------------------------------------------------------

 EXPENSES [note 12]
 Cost of sales                                           --              6,587           205,898
 Amortization and depreciation                       60,472            313,474           404,495
 Interest expense [note 14]                         145,926            123,013            26,080
 Marketing [note 9(i)]                               76,294            183,294           670,415
 Office supplies, telephone and insurance           112,322            230,808           371,663
 Professional fees [note 9(i)]                      552,873          1,111,726         1,970,843
 Rent [note 9(i)]                                    52,321            515,446           351,738
 Research and development [note 15]                   4,413            165,265           616,815
 General and administrative salaries and
    benefits                                        738,605          1,232,916         1,461,553
    [note 9(i)]
 Exchange gain                                     (175,114)           (80,461)           (6,313)
 -------------------------------------------------------------------------------------------------
                                                  1,568,112          3,802,068         6,073,187
 -------------------------------------------------------------------------------------------------
 Loss from operations                            (1,568,112)        (3,733,499)       (5,798,827)

 OTHER REVENUE AND EXPENSES
 Interest and other income                            6,338                982            18,405
 Gain (loss) on asset disposals                          --            (31,615)           (3,170)
 Loss on write-down long-term assets                     --           (872,114)         (585,078)
 [notes 5 and 6]
 Gain on recovery of government grants                   --            269,792                --
 [note 15]
 Capital tax expenses                                    --                 --           (68,791)
 -------------------------------------------------------------------------------------------------
                                                 (1,561,774)          (632,955)         (638,634)
 -------------------------------------------------------------------------------------------------
 Loss from continuing operations                 (1,561,774)        (4,366,454)       (6,437,461)

 Loss from discontinued operations [note 4]              --           (895,153)         (400,803)
 -------------------------------------------------------------------------------------------------
 Loss for the period                             (1,561,774)        (5,261,607)       (6,838,264)
 =================================================================================================

 Weighted average number of common
    shares outstanding                           51,572,557         45,104,978        36,468,969
 =================================================================================================

 Basic and diluted loss per common share
 Continuing operations                                (0.03)             (0.10)            (0.18)
 Discontinued operations                                --               (0.02)            (0.01)
 -------------------------------------------------------------------------------------------------
 Loss per share                                       (0.03)             (0.12)            (0.19)
 =================================================================================================

See accompanying notes

DynaMotive Energy Systems Corporation
Incorporated under the laws of British Columbia

                       CONSOLIDATED STATEMENTS OF DEFICIT


                                (in U.S. dollars)



                                               6 Months Ended      Year Ended        Year Ended
                                                  June 30,        December 31,      December 31,
                                                    2003              2002              2001
                                                     $                  $                 $
 -------------------------------------------------------------------------------------------------

 Deficit, beginning of period                   (31,151,555)       (25,773,048)      (18,934,784)
 Effect of change in accounting policy                   --           (116,900)               --
 [note 3]
 -------------------------------------------------------------------------------------------------
 Deficit, beginning of period restated          (31,151,555)       (25,889,948)      (18,934,784)
 Loss for the period                             (1,561,774)        (5,261,607)       (6,838,264)
 -------------------------------------------------------------------------------------------------
 Deficit, end of period                         (32,713,329)       (31,151,555)      (25,773,048)
 =================================================================================================

See accompanying notes

DynaMotive Energy Systems Corporation
Incorporated under the laws of British Columbia

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                (in U.S. dollars)

                                                  6 Months         Year Ended        Year Ended
                                                    Ended
                                                  June 30,        December 31,      December 31,
                                                    2003              2002              2001
                                                      $                 $                $
 -------------------------------------------------------------------------------------------------
 OPERATING ACTIVITIES
 Loss from continuing operations                  (1,561,774)       (4,366,454)       (6,437,461)
 Add items not involving cash:
    Amortization and depreciation                     60,472           313,474           404,495
    Interest-non cash                                115,031                --                --
    Loss on write-down of long-term assets                --           753,382           323,850
    Loss on write-down of intangible assets               --           118,732           261,228
    Stock based compensation [note 9(i)]             941,293         1,326,010         2,107,595
    Other                                           (150,114)          (48,846)           (3,145)
 Net change in non-cash working capital
    balances related to operations [note 14]        (140,315)          451,059         1,169,975
 -------------------------------------------------------------------------------------------------
 Cash used in operating activities                  (735,407)       (1,452,643)       (2,173,463)
 -------------------------------------------------------------------------------------------------

 FINANCING ACTIVITIES
 Increase (decrease) in bank indebtedness
    - short-term                                    (158,539)          196,596            39,999
 Increase in short term loan                         265,000                --                --
 Increase in project advance                         148,423                --                --
 Proceeds from convertible loan                           --           263,416                --
 Share capital issued                                110,000         1,545,400         1,995,094
 Shares to be issued                                 877,325           352,376           479,026
 -------------------------------------------------------------------------------------------------
 Cash provided by financing activities             1,242,209         2,357,788         2,514,119
 -------------------------------------------------------------------------------------------------

 INVESTING ACTIVITIES
 Increase in patent costs                             (5,505)           (7,946)          (31,189)
 Purchase of capital assets (net of
    government grants)                               (65,151)          (70,071)         (576,460)
 Acquisition costs                                        --                --           (70,243)
 Proceeds on sale of equipment                            --            13,115             5,787
 -------------------------------------------------------------------------------------------------
 Cash used in investing activities                   (70,656)          (64,902)         (672,105)
 -------------------------------------------------------------------------------------------------

 Increase (decrease) in cash and cash
    equivalents from continuing operations           436,146           840,243          (331,449)
 Decrease in cash and cash equivalents from
    discontinued operations                               --          (895,153)         (680,774)
 Effects of foreign exchange rate changes           (198,575)           18,462           (21,951)
 on cash
 -------------------------------------------------------------------------------------------------
 Increase (decrease) in cash and cash
    equivalents during period                        237,571           (36,448)       (1,034,174)
 Cash and cash equivalents, beginning of              25,093            61,541         1,095,715
 period
 -------------------------------------------------------------------------------------------------
 Cash and cash equivalents, end of period            262,664            25,093            61,541
 =================================================================================================

See accompanying notes

DynaMotive Energy Systems Corporation


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 2003                                        (expressed in U.S. dollars)




1. NATURE OF BUSINESS AND GOING CONCERN UNCERTAINTY

[a]  Nature of business

DynaMotive Energy Systems Corporation ("the Company" or "Dynamotive") was incorporated on April 11, 1991 under the laws of the Province of British Columbia. The Company changed its name from Dynamotive Technologies Corporation on June 26, 2001. Dynamotive is focused on the development of innovative energy solutions based on its patented fast pyrolysis system. The Company's focus is to commercialize its patented BioOil production technology and establish this technology for production of BioOil clean fuels.

In April 2001, the Company acquired Border Biofuels Limited ("BBL"), in the U.K. In December 2002, BBL was petitioned into bankruptcy by creditors and became insolvent [note 4]. In April 2002, the Company sold certain assets in its metal cleaning subsidiary, DynaPower, Inc. to focus all of its resources on its BioOil production technology [note 10].

These consolidated financial statements, as at June 30, 2003 and December 31, 2002 and for the six month period ended June 30, 2003 and years ended December 31, 2002 and December 31, 2001 have been prepared to meet the Company's financial reporting requirements to its shareholders pursuant to Section 145 of the Company Act of British Columbia.

[b]  Going concern uncertainty

These financial statements have been prepared in accordance with generally accepted accounting principles on a going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future. As at June 30, 2003, the Company has a working capital deficiency of $1,361,152, has incurred a loss of $1,561,774 for the six months-ended June 30, 2003, and has an accumulated shareholders' deficiency of $113,294.

The ability of the Company to continue as a going concern is in substantial doubt and is dependent on achieving profitable operations, commercializing its BioOil production technology and obtaining the necessary financing in order to develop this technology. The outcome of these matters cannot be predicted at this time. The Company is in the process of raising additional capital financing in order to continue its operations, fund its research and development activities, and ensure orderly realization of its assets and discharge of its liabilities.

DynaMotive Energy Systems Corporation


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 2003                                        (expressed in U.S. dollars)


1. NATURE OF BUSINESS AND GOING CONCERN UNCERTAINTY (cont'd.)

The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from government sources and by the issuance of shares of the Company for cash consideration. Subsequent to the period-end, the Company has received additional commitments from the Canadian governmental agencies and has received additional equity financing [note 18].

The consolidated financial statements do not reflect adjustments in carrying values and classifications of assets and liabilities that would be necessary should the Company not be able to continue its operations.


2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries DynaMotive Corporation, incorporated under the laws of Rhode Island, U.S.A.; DynaMotive Europe Limited, incorporated under the laws of the United Kingdom; DynaMotive Canada Inc., federally incorporated under the laws of Canada; DynaPower Inc., incorporated under the laws of British Columbia [note 10]; DynaMotive Puerto Rico, Inc., incorporated under the laws of Puerto Rico; DynaMill Systems Ltd. and DynaMotive Electrochem Corporation, incorporated under the laws of British Columbia.

The consolidated financial statements include the results of operations of BBL as discontinued operations [note 4]. DynaMotive Electrochem Corporation, DynaMill Systems Ltd. and DynaMotive Puerto Rico, Inc. are companies with no significant net assets or operations.

DynaMotive Energy Systems Corporation


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 2003                                        (expressed in U.S. dollars)


2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Foreign currency translation

The accounts of the Company and its consolidated subsidiaries are measured using the Canadian dollar as the functional currency. Monetary items denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date and non-monetary items are translated using historical exchange rates. Exchange gains or losses arising on the translation or settlement of foreign currency denominated monetary items are included in the determination of net income.

The Company uses the U.S. dollar as the reporting currency for its consolidated financial statements. Assets and liabilities are translated into U.S. dollars using current exchange rates in effect at the balance sheet date and revenue and expense accounts are translated using the average exchange rate during the period. Gains and losses resulting from this process are recorded in shareholders' equity as an adjustment to the cumulative translation adjustment account.

Revenue recognition

[a] Revenue from the sale of products is recognized upon shipment of the product to the customer.

[b] Revenue from contracts relating to implementation of the Company's metal cleaning systems in a commercial application is recognized on a completed contract basis, except for those which are greater than three months in duration, for which revenue is recognized on a percentage of completion basis where the basis of measure of performance is based on engineering estimates of completion. Losses on contracts are fully provided for when they become known.

[c] Revenue from services contracts is recognized when the services are provided.

DynaMotive Energy Systems Corporation


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 2003                                        (expressed in U.S. dollars)


2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

[d] ______ Royalty revenue is recognized when the Company has earned the right to collect payment pursuant to the terms of the relevant agreement and when the amount is reasonably determinable and collectible.

Government assistance and investment tax credits

Government assistance towards current expenses is included in the determination of income for the period as a reduction of the expenses to which it relates. Amounts received for future expenditures are recorded as a current liability. Government assistance towards the acquisition of capital assets is deducted from the cost of the related capital assets.

Investment tax credits are accounted for under the cost reduction method whereby they are netted against the expense or capital asset to which they relate. Investment tax credits are recorded when the Company has incurred the qualifying expenditures and there is reasonable assurance the tax credits will be realized.

Research and development costs

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes the development project meets Canadian generally accepted accounting criteria for deferral and amortization. In evaluating these criteria the Company considers technological feasibility to be established only when a product demonstrates it operates under conditions which are acceptable to target customers. If management determines that the development of products to which such costs have been capitalized is not reasonably certain, or that costs exceed recoverable value, such costs are charged to operations.

Patents

Patents are recorded at cost, including related legal costs, and are amortized on a straight-line basis over the lesser of the estimated useful life of the related technology and the life of the patent commencing with commercial production. If management determines that development of products to which patent costs relate is not reasonably certain, or that costs exceed recoverable value, such costs are charged to operations. Due to the long-term nature of estimates inherent in determining future cash flows, it is possible that the future cash flows or the estimated useful life of such assets could be reduced in the future.

DynaMotive Energy Systems Corporation


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 2003                                        (expressed in U.S. dollars)


2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Capital assets

Capital assets are recorded at cost, net of government assistance, and amortized using the following methods and annual rates:

     Furniture and fixtures               20%  declining  balance
     Computer  equipment                  30% declining  balance
     Computer  software                   100% declining balance
     Test  equipment                      20% declining  balance
     Leasehold  improvements              Straight line over the
     term of the lease
     Motor vehicles                       50% the first year and 25% thereafter
                                           declining balance

Annually, or more frequently as circumstances require, the Company performs periodic evaluations to assess the recoverability of its capital assets. When the carrying value of capital assets is determined to exceed its recoverable amount, an impairment loss is recorded to reduce the carrying value of the capital asset to its fair value. In 2002 and 2001, the Company determined that write-downs of the carrying values of certain assets were required [notes 5 and 6].

Projects under development

The Company expenses all preliminary stage costs incurred with respect to a potential capital project, including costs related to the consideration of alternatives, feasibility studies, and activities occurring prior to the decision to proceed with the project until the capital project meets the Company's capitalization policy and is considered a project under development. The Company begins to capitalize costs for projects under development when it has determined that it is more likely than not that the financing for the capital project is available and it is more likely than not that the Company will be able to meet the requisite local and other governmental regulations to develop the capital project.

For those capital projects that meet the Company's capitalization policy, the Company capitalizes incremental costs that are directly identifiable with the specific capital project until the capital project is substantially complete and ready for its intended use. Financing costs, including interest, are capitalized when they arise from indebtedness incurred, directly or indirectly, to finance the construction of the capital project. Capitalization of financing costs will cease when a capital project is considered to be substantially complete and ready for its intended use.

DynaMotive Energy Systems Corporation


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 2003                                        (expressed in U.S. dollars)


2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Annually, or more frequently as circumstances require, the Company performs periodic evaluations to assess the recoverability of its projects under development. When the carrying value of projects under development is determined to exceed its recoverable amount, an impairment loss is recorded to reduce the carrying value of the projects under development to its fair value.

Cash

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value. At June 30, 2003 and December 31, 2002, the Company did not have cash equivalents.

Income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the periods in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the enactment date. Future income tax assets are recorded in the consolidated financial statements if realization is considered more likely than not.

Stock based compensation plan

The Company has two stock based compensation plans - a stock appreciation rights ("SA Rights") plan and a stock option plan for directors and employees, which are described in note 9. Under the terms of the stock option plan the Company may grant fixed options or options whose vesting is contingent on future performance. Compensation is recognized under the intrinsic method when fixed or performance based stock options are granted to employees and directors. Compensation is recognized using the intrinsic method for SA Rights when the performance criteria has been met and the SA Rights are vested.

The Company has a compensation arrangement with several officers of the Company whereby the officers receive a fixed number of common shares per month. The Company records compensation expense monthly based on the month-end quoted market price of the Company's stock.

DynaMotive Energy Systems Corporation


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 2003                                        (expressed in U.S. dollars)


2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

In addition, the Company has entered into compensation arrangements, which entitle non-employees to specific amounts, which can only be settled by applying the amounts to exercise outstanding options to purchase common shares monthly over a period of up to twelve months. The Company recognizes compensation expense based on the fair value of the common stock issuable under the arrangement, when related services are performed. The common shares issuable under these arrangements are generally issued in the quarter following the period in which they are earned.

The Company may also issue stock options, and warrants as consideration for services rendered by non-employees. Such equity awards are recorded at their fair value, as compensation expense or capitalized to capital assets under construction when the Company receives the related services and the equity awards vest. No compensation is recognized in connection with options and warrants awarded in connection with private placements, since the share issue costs are netted against the proceeds raised.

If shares or stock options are repurchased, the excess of the consideration paid over the carrying value of the shares or stock options cancelled is charged to contributed surplus or deficit.

Loss per common share

Loss per common share is based on the weighted average number of shares outstanding for the period excluding contingently issuable shares. The effect of potential issues of shares under share option, share purchase warrants and conversion agreements are antidilutive. Therefore, diluted loss per common share is equivalent to basic loss per common share.

Financial instruments

The fair values of the financial instruments approximate their carrying value except as otherwise disclosed in the financial statements.

DynaMotive Energy Systems Corporation


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 2003                                        (expressed in U.S. dollars)


3. CHANGE IN ACCOUNTING PRINCIPLES

[a]  Stock based compensation

Effective January 1, 2002, the Company adopted the recommendations of the new CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees and direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets that are outstanding or granted for fiscal years beginning on or after January 1, 2002 to be measured and recognized using a fair value based method. Awards that an entity has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.

As a result of adopting this new standard, opening deficit as at January 1, 2002 is increased by $116,900 and contributed surplus is increased by $116,900 to reflect certain SA Rights that were outstanding as at January 1, 2002. As required by the standard, prior period comparative figures have not been restated. The fair value method is encouraged for all other employee stock based compensation but other methods of accounting such as intrinsic method are permitted. If the fair value method is not adopted, then proforma disclosure for net loss and loss per share is required to show the effects as if the fair value method has been used. The Company has elected to use the intrinsic method to account for awards granted to employees and directors.

[b]  Impairment of long-lived assets

Effective January 1, 2002, the Company has prospectively adopted the new recommendations of the CICA Handbook Section 3063 "Impairment of Long-lived Assets" with respect to the recognition, measurement and disclosure of the impairment of long-lived assets. This standard required the recognition of an impairment loss for a long-lived asset to be held and used when changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use. An impairment loss, if any, is determined as the excess of the carrying value of the assets over its fair value.

DynaMotive Energy Systems Corporation


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 2003                                        (expressed in U.S. dollars)


4. BORDER BIOFUELS LTD.

[a]  Liquidation of BBL

On April 6, 2001, the Company acquired 75% of the outstanding common shares of Border Biofuels Limited ("BBL"), a United Kingdom Green Power project development company for a nominal cash consideration of $2 ((pound)1) plus acquisition cost of $70,241 ((pound)49,537).

On December 13, 2002, BBL was placed into liquidation when a petition was made by creditors under the Insolvency Act of 1986 of the United Kingdom. Substantially all of its assets will be liquidated by a bank appointed receiver. The Company does not expect to recover any proceeds from the sale of BBL's assets.

As BBL is in liquidation at June 30, 2003, the Company no longer controls the operating, financing and investing decisions of the BBL. As such, the financial position and results of operations have been deconsolidated from the date that BBL was petitioned into bankruptcy. Accordingly, the results of operations of BBL for the current and prior periods have been accounted for as discontinued operations.

Condensed financial information for BBL as at December 13, 2002 is as follows:

                                                                                              $
--------------------------------------------------------------------------------------------------
Current assets                                                                             44,906
Non-current assets                                                                      4,235,771
Current liabilities                                                                    (1,790,768)
Non-current liabilities                                                                (3,100,340)
--------------------------------------------------------------------------------------------------
Net assets                                                                               (610,431)
==================================================================================================

The result of the discontinued operations are as follows:

                                            6 Months Ended        Year Ended        Year Ended
                                             June 30, 2003      Dec. 31, 2002      Dec. 31, 2001
                                                   $                  $                  $
 -------------------------------------------------------------------------------------------------
 Sales                                                --                  --            357,046
 -------------------------------------------------------------------------------------------------

 Net loss from discontinued operations                --          (1,508,189)          (400,803)
 Gain on disposal                                     --             613,036                 --
 -------------------------------------------------------------------------------------------------
                                                      --            (895,153)          (400,803)
 =================================================================================================

DynaMotive Energy Systems Corporation


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 2003                                        (expressed in U.S. dollars)



4. BORDER BIOFUELS LTD. (cont'd.)

[b]  Guarantee provided by Dynamotive

                                                                      In   2001,
BBL entered into a credit facility with Bank of Scotland for a maximum of $330,060 ((pound)200,000). The credit facility is denominated in British Pounds Sterling. Interest is charged at the bank's base rate (as at December 31, 2001 - 4%) plus 3%. The credit facility is guaranteed by the Company. During 2002, BBL became insolvent. If the Bank is unable to realize on its security with BBL, it has the right to seek settlement from the Company for payment. Although there is currently no indication that the Bank will pursue the Company, the Company has recognized the full amount of the guarantee as a current liability in 2002 and included the impact as part of the 2002 loss from discontinued operations.

[c]  Acquisition of BBL

The acquisition of BBL was accounted for using the purchase method. The consolidated financial statements reflect the results of operation of BBL from the date of acquisition through December 13, 2002 at which time the accounts were deconsolidated as discussed above. The consideration paid had been allocated to the net identifiable assets acquired based on their estimated fair value as follows:

                                                                         $
--------------------------------------------------------------------------------

Net assets acquired
Cash                                                                   1,994
Non-cash working capital                                          (1,237,786)
Capital assets                                                       100,663
Power purchase agreements                                          3,538,463
Bank indebtedness                                                 (1,627,303)
Shareholders loans                                                  (486,674)
Long term debt                                                       (75,046)
Minority interest                                                   (144,068)
--------------------------------------------------------------------------------
Total                                                                 70,243
--------------------------------------------------------------------------------

Consideration provided
Cash                                                                       2
Costs of acquisition                                                  70,241
--------------------------------------------------------------------------------
Total                                                                 70,243
================================================================================

DynaMotive Energy Systems Corporation


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 2003                                        (expressed in U.S. dollars)


4. BORDER BIOFUELS LTD. (cont'd.)

The costs of acquisition related to legal and professional fees incurred by the Company in the acquisition. The power purchase agreements are contractual agreements with government agencies in the UK for the Company to supply electricity from renewable energy sources. The power purchase agreements have an average remaining term of 15 years. The contracts provide a guaranteed premium price based on the bid price per kWh of electricity generated. The premium price is index linked to a consumer price index through to 2017. The agreements are not site specific and are transferable.


5. CAPITAL ASSETS

                                            June 30, 2003                December 31, 2002
                                    --------------------------------------------------------------
                                                      Accumulated                    Accumulated
                                           Cost       Amortization       Cost        Amortization
                                            $              $              $               $
 -------------------------------------------------------------------------------------------------

 Furniture and fixtures                    164,709        108,944        140,748          87,801
 Computer equipment and software           284,300        240,468        242,941         198,872
 Test equipment                            579,341        278,787        495,061         209,692
 Projects under development                573,186             --        335,491              --
 Leasehold improvements                     84,607         82,830         72,299          69,262
 Motor vehicles                             51,362         23,265         43,891          14,395
 -------------------------------------------------------------------------------------------------
                                         1,737,505        734,294      1,330,431         580,022
 -------------------------------------------------------------------------------------------------
 Net book value                                  1,003,211                       750,409
 =================================================================================================


During 2003, government grants of $54,957 [2002 - $122,474] have been applied to reduce the cost of capital assets under construction. For 2003 and 2002, capital assets under construction comprise the costs to construct a 100 tonne per day BioOil plant.

In 2002, the Company recorded write-downs of capital assets totaling $753,382, pertaining to the BioOil Power Generation segment. The Company determined that the net realizable value of certain test equipment was below their carrying values.

In 2001, the Company recorded write-downs of capital assets totaling $323,850, including $148,813 for capital assets pertaining to the BioLime segment and $175,037 for capital assets pertaining to the DynaPower segment. The Company determined that the development of commercially viable BioLime products was uncertain and therefore, the carrying value of these assets was written down to $nil. The DynaPower capital assets were held for disposal and the Company had written the carrying value down to their net realizable value of $1 [note 10].

DynaMotive Energy Systems Corporation


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 2003                                        (expressed in U.S. dollars)


6. PATENTS


                                            June 30, 2003                December 31, 2002
                                    --------------------------------------------------------------
                                                      Accumulated                    Accumulated
                                           Cost       Amortization       Cost        Amortization
                                            $              $              $               $
 -------------------------------------------------------------------------------------------------

 Patents                                   307,397         62,750        257,599          45,552
 -------------------------------------------------------------------------------------------------
 Net book value                                   244,647                        212,047
 =================================================================================================


In 2002, the Company recorded a write-down on patents pertaining to the DynaPower metal cleaning technology of $118,732. The Company determined that the future cash flows from these licenses granted upon the management buyout [note 10] of DynaPower were insufficient to support the carrying value of these patents. Therefore, these patents were written down to management's best estimates of the future discounted cash flows from the licenses on these patents.

In 2001, the Company recorded write-down of patents totaling $261,228, including $181,531 pertaining for BioLime patents, $72,514 for Actuator patents and $7,183 for other patents. The Company determined that the development of commercially viable uses for the products to which the costs for the BioLime, Actuator and other patents relate was uncertain and therefore, the costs related to these patents were charged to operations.


7. SHORT-TERM LOANS

[a] On June 3, 2003 the Company entered into a loan agreement with a U.S. based Trust for $200,000 and an officer of the Company for $50,000. The loans bear interest at 2% per month and have a 12-month term. The loan agreement also calls for the Company to issue 2.5 million warrants exercisable at $0.20 each for a period of five years as part of the loan financings. These warrants have been issued subsequent to the period end.

     The proceeds of the loan have been allocated to the loans and warrants based on their relative fair values. Accordingly, $104,167 was allocated to the loans and $145,833 was allocated to the warrants. The carrying value of the debt will be accreted up to its fair value over the term to maturity. Accretion of $12,153 has been recognized in the period. The Company provided the lenders with a general security agreement and other undertakings in regard to the loans.

DynaMotive Energy Systems Corporation


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 2003                                        (expressed in U.S. dollars)


7. SHORT-TERM LOANS (cont'd.)

[b] Included in short-term loans is an advance of $15,000 made by a director which is non-interest bearing and was repaid after the period end.

[c] At December 31, 2002 the Company had a loan with the Bank of Nova Scotia for $158,539 (C$250,000). In April 2003, the Company repaid the loan and the Bank terminated the credit facilities and released the Company from the general security agreement and all other obligations. The fair market value of the loan at December 31, 2002 approximates its carrying value because it had a current market interest rate.


8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                        June 30, 2003         December 31, 2002
                                                              $                       $
 ----------------------------------------------------------------------------------------------

 Trade accounts payable                                   743,809               1,022,311
 Accrued compensation                                      97,471                 105,726
 Accrued liabilities                                      496,855                 249,132
 Bank of Scotland guarantee [note 4(b)]                   330,060                 320,883
 ----------------------------------------------------------------------------------------------
                                                        1,668,195               1,698,052
 ==============================================================================================


9. SHARE CAPITAL

[a]  Authorized share capital

The Company's authorized capital consists of 100,000,000 common shares [2002 - 100,000,000 common shares] with no par value and 100,000,000 preferred shares [2002 - 100,000,000] with a par value of $5.00 each, having attached special rights and restrictions. No preferred shares were issued and outstanding at June 30, 2003 and December 31, 2002.

DynaMotive Energy Systems Corporation


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 2003                                        (expressed in U.S. dollars)


9. SHARE CAPITAL (cont'd.)

[b]  Issued and outstanding common shares

                                                                            Issued
                                                                        #                $
 -------------------------------------------------------------------------------------------------

 Balance, December 31, 2000                                         35,851,060        21,040,882
 Issued for cash
    Pursuant to private placement                                    2,614,404         1,853,516
    Pursuant to exercise of stock options                              333,946           141,578
 Issued to settle fees payable                                         323,408           259,635
 Issued for services (i)                                             1,819,297         1,322,303
 -------------------------------------------------------------------------------------------------
 Balance, December 31, 2001                                         40,942,115        24,617,914
 -------------------------------------------------------------------------------------------------
 Issued for cash
    Pursuant to private placement                                    4,503,872         1,545,400
 Issued on conversion of convertible loan                              856,551           200,000
 Issued for settlement of fees payable and severances                  479,025           145,598
 Issued for services (i)                                             3,159,437         1,136,507
 Shares to be redeemed and cancelled (ii)                                   --           (92,379)
 -------------------------------------------------------------------------------------------------
 Balance, December 31, 2002                                         49,941,000        27,553,040
 -------------------------------------------------------------------------------------------------
 Issued for cash
    Pursuant to private placement                                    1,776,049           306,250
 Issued on conversion of convertible loan [note 12(c)]               1,111,745           118,838
 Issued for settlement of fees payable                                 239,697            45,245
 Issued for services (i)                                             1,337,160           272,167
 -------------------------------------------------------------------------------------------------
 Balance, June 30, 2003                                             54,405,651        28,295,540
 =================================================================================================

DynaMotive Energy Systems Corporation


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 2003                                        (expressed in U.S. dollars)



9. SHARE CAPITAL (cont'd.)

[i] The Company has entered into various agreements for services with its employees, directors and non-employees to be settled with various stock awards.
     a. The Company has entered into compensation arrangements with non-employees for specified amounts, which can only be settled by applying the amounts to exercise outstanding options to purchase common shares monthly over a period of up to twelve months. Included in issued for services are 1,289,991 [2002 - 1,379,447] shares, fair valued at $265,507 [2002 - $552,387].

     b. In addition, the Company issued 54,500 [2002 - 675,486] restricted shares to non-employees for services, fair valued at $9,220 [2002 - $217,269]. The shares have a 12 months restriction from the issued date.

     c. The Company has issued nil [2002 - 1,054,916] shares to employees, directors and officers for services rendered, recorded at fair value of $nil [2002 - $349,901].

     d. In addition, the Company issued nil [2002 - 49,588] restricted shares to employees and directors for services, fair valued at $nil [2002 - $16,950]. The shares have a 12 month restriction from the issue date. During the period, 7,331 [2002 - nil] common shares previously issued to a director of the Company were cancelled and returned to Treasury with a fair value of $2,560 [2002 - $nil].

[ii] At June 30,  2003,  the Company has 346,748  [December  31, 2002 - 346,748]
     common  shares to be redeemed.  These  shares,  which were  outstanding  at period-end, were issued for services in relation to termination of agreements with non-employees and will be redeemed upon satisfying conditions of the termination agreements. Cash of $25,000 [December 31, 2002 - $nil] has already been paid to the holder of these common shares as compensation for the redemption and the remainder of approximately $67,000 remains payable.

[c]  Shares to be issued

At June 30, 2003, the Company has 8,761,906 [2002 - 3,225,508] common shares to be issued which comprise:

[i] 2,827,967 [2002 - 1,695,484] common shares which are to be issued to a director and non-employees for services rendered under compensation arrangements with a value of $683,847 [2002 - $419,073].

DynaMotive Energy Systems Corporation


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 2003                                        (expressed in U.S. dollars)



9. SHARE CAPITAL (cont'd.)


[ii] 5,933,939 common shares relating to a private placement commenced during the six month period ended June 30, 2003 [2002 - 1,530,024] and 278,001 common shares are related to conversion of a convertible loan. The private placement is for up to $2.1 million at an offering price between $0.15 and $0.40. At June 30, 2003, the Company had received $1,036,117 [2002 -
     $352,376] in cash for these shares to be issued [note 18(a)] of which $877,325 was received in the current period and the remainder of $158,792 was received in the prior fiscal year.

[d]  Escrow agreement

At June 30, 2003, 556,000 common shares were held in escrow to be released at a rate of one share for each $0.17 of "cash flow" as defined in the agreement, generated by the Company.

At June 30, 2003, 225,334 common shares were held in escrow from an original total of 676,000 common shares put into escrow. These common shares are to be released from escrow as to 1/3 upon the Company achieving a capitalized stock value (as defined) of $30 million (which occurred in 2000); 1/3 upon the Company achieving a capitalized stock value of $50 million (which occurred in 2000) and 1/3 upon the Company achieving a capitalized stock value of $100 million.

During the period ended June 30, 2003, nil [2002 and 2001 - nil] common shares were released from escrow and at June 30, 2003, 781,334 [2002 - 781,334] common shares are held in escrow.

[e]  Stock options

At June 30, 2003, the following stock options to Directors, employees and others were outstanding:

                     Options Outstanding Options Exercisable
                                      Weighted-
                       Number          Average         Weighted-         Number      Weighted-Average
    Range of       Outstanding at     Remaining         Average      Outstanding at     Exercise
    Exercise          June 30,       Contractual       Exercise         June 30,          Price
     Prices             2003             Life            Price            2003
-----------------------------------------------------------------------------------------------------

  $0.20 - $0.23          340,000      2.64 years         $0.22            340,000         $0.22
  $0.35 - $0.90        3,932,000      2.07 years         $0.52          3,932,000         $0.52
      $1.00              442,000      1.32 years         $1.00            442,000         $1.00
      $1.50              350,000      1.74 years         $1.50            316,000         $1.50
-----------------------------------------------------------------------------------------------------
                       5,064,000                                        5,030,000
=====================================================================================================

DynaMotive Energy Systems Corporation


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 2003                                        (expressed in U.S. dollars)


9. SHARE CAPITAL (cont'd.)


From time to time, the Company has provided incentives in the form of share purchase options to the Company's directors, officers, employees and others. The Company has reserved 8,160,848 (15%) [2002 - 7,491,150] (15%) common shares for issuance upon the exercise of stock options of which at June 30, 2003, 3,096,848 [2002 - 1,663,313] are available to be granted. The exercise price and the vesting terms of the options are determined by the Compensation Committee. The exercise price will generally be at least equal to the market price of the common shares at the date of the grant and the term may not exceed five years from the date of the grant.

Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:

                                                                No. of Common   Weighted Average
                                                               Shares Issuable   Exercise Price
 -------------------------------------------------------------------------------------------------

 Balance, December 31, 2000                                         5,229,642           1.14
 Options granted                                                    1,246,859           0.72
 Options forfeited or expired                                         (97,000)          3.61
 Options exercised                                                 (1,377,538)          0.64
 -------------------------------------------------------------------------------------------------
 Balance, December 31, 2001                                         5,001,963           1.15
 Options granted                                                    4,638,298           0.44
 Options forfeited or expired                                      (1,598,725)          0.96
 Options exercised                                                 (2,213,699)          0.38
 -------------------------------------------------------------------------------------------------
 Balance, December 31, 2002                                         5,827,837           0.63
 Options granted                                                    1,155,171           0.21
 Options forfeited or expired                                        (629,017)          0.55
 Options exercised                                                 (1,289,991)          0.34
 -------------------------------------------------------------------------------------------------
 Balance, June 30, 2003                                             5,064,000           0.61
 =================================================================================================

During 2002, the Company repriced 1,800,000 options issued to directors from the original exercise price of $1.50 to a new exercise price of $0.50.

Included in the options granted in 2003, were 271,150 [2002 - 1,953,170] options to non-employees for services rendered recorded at a fair value of $44,112 [2002
- $613,787].

The weighted-average fair value of options granted in 2003 where the stock price is equal to the exercise price of the options, greater than the exercise price of the options and less than the exercise of the options was $0.20, $0.16, and $0.16 respectively [2002 - $0.37, $0.41, and $0.32; 2001 - $nil, $0.35, and
$0.96].

DynaMotive Energy Systems Corporation


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 2003                                        (expressed in U.S. dollars)



9. SHARE CAPITAL (cont'd.)

The Black Scholes options valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Pro forma information regarding net income and earnings per share as required by CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which also requires that the information be determined as if the Company has accounted for stock options, SA Rights and warrants granted to employees under the fair value method. The fair value for these options, SA Rights and warrants is estimated at the measurement date using a Black Scholes pricing model with the following assumptions for 2003, 2002, and 2001 respectively: Risk free interest rate of 4.0%, 4.5%, and 3.9%; dividend yields of 0%; volatility factors of the expected market price of the Company's common stock of 1.13, 1.13, and 1.19, and a weighted average expected life of the option of 3.0 years [2002 - 4.3 years; 2001 - 4.9 years].

Supplemental disclosure of pro forma loss and loss per share:


                                              6 Months Ended       Year Ended        Year Ended
                                               June 30, 2003      Dec. 31, 2002       Dec. 31,
                                                                                        2001
                                                     $                  $                $
 -------------------------------------------------------------------------------------------------

 Loss for the period as stated                  (1,561,774)         (5,261,607)       (6,838,264)
 Less stock-based compensation                      38,500             121,248           564,257
 -------------------------------------------------------------------------------------------------
 Pro forma loss                                 (1,600,274)         (5,382,855)       (7,402,521)
 =================================================================================================

 -------------------------------------------------------------------------------------------------
 Basic and diluted loss per share                    (0.03)              (0.12)            (0.18)
 Proforma basic and diluted loss per share           (0.03)              (0.12)            (0.20)
 =================================================================================================

DynaMotive Energy Systems Corporation


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 2003                                        (expressed in U.S. dollars)



9. SHARE CAPITAL (cont'd.)

[f]  Common share purchase warrants

During the fourth quarter of 2001, the Company made an offer to all existing warrant holders to reduce the exercise price of all outstanding warrants from a weighted average exercise price of $1.59, to a weighted average exercise price of $0.70 in exchange for a reduction in the number of warrants outstanding. No other terms in the original warrants would change. Warrant holders were given 30 days to accept the offer. As at December 31, 2001, 4,009,167 warrants with a weighted average exercise price of $1.55 were cancelled and exchanged for 1,907,526 new warrants with a weighted average exercise price of $0.70. During 2002, an additional 1,323,372 warrants with a weighted-average exercise price of $1.72 were cancelled and exchanged for 618,577 new warrants with a weighted-average exercise price of $0.70. No compensation expense resulted from the warrant repricing.

At June 30, 2003 the common share purchase warrants outstanding were as follows:

                           No. of Common         Exercise
                           Shares Issuable        Price       Expiration Date
 ------------------------------------------------------------------------------------------------

 Series F Warrants               933,333          $0.70       March 5, 2005
 Series J Warrants               201,250          $0.70       July 31, 2003
 Series K Warrants                35,000          $0.70       July 31, 2003
 Series M Warrants               268,105      $0.70 to $1.50  August 27, 2003 - May 09, 2005
 Series N-b Warrants             275,756          $0.70       September 5, 2004 - October 1, 2004
 Series O Warrants               300,000          $0.35       June 10, 2005
 Series P Warrants               921,625          $0.40       July 29, 2005 - May 6, 2006
 Series Q Warrants               748,135      $0.23 to $0.25  May 6, 2006
 ================================================================================================

As at June 30, 2003, all warrants are vested.

(1) 933,333 of the Series F warrants were issued as part of a private placement. These warrants vested upon successful completion of the private placement.35,000 of the Series F warrants have expired and have been cancelled.
(2)  84,000 Series G warrants expired and were cancelled during the period.
(3)  The Series J warrants have been issued to non-employees for services.
(4) The Series K warrants had been issued to a consultant of the Company for services.
(5)  64,491,Series L warrants expired and were cancelled during the period.

DynaMotive Energy Systems Corporation


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 2003                                        (expressed in U.S. dollars)

9. SHARE CAPITAL (cont'd.)

(6) The Series M warrants were issued as part of a private placement for cash and services. These warrants vested upon successful completion of the private placement and as services were performed. 127,167 Series M warrants expired and were cancelled during the period.
(7) The Series N-b warrants were issued as part of a private placement. These warrants vested upon successful completion of the private placement.
(8) The Series O warrants were issued as a part of a convertible loan agreement [note 12(c)] during the year ended 2002 and the warrants vested immediately upon issue.
(9) The Series P warrants were issued as part of a private placement and for services of non-employees. These warrants vested upon successful completion of the private placement and as services were performed respectively. 379,960 Series P warrants were issued during the period.
(10) The Series Q warrants were issued in the current period as part of a private placement for cash and services. These warrants vested upon successful completion of the private placement and as services were performed. 305,223 of the Series P warrants were issued as part of a convertible loan agreement to certain directors of the Company [note 12(c)].
Compensation expenses recognized for warrants granted during 2003 was $154,415 [2002 - $45,994; 2001 - $558,632].

[g]  Stock appreciation rights

In 1998, the Company established a stock appreciation rights plan whereby the participants will be entitled to require the Company to redeem the stock appreciation rights ("SA Rights") for an amount equal to the excess of the market value of the underlying common shares over the initial value of the SA Right at the date of grant.

The SA Rights vest as the Company achieves stock value targets as defined in the agreement: 1/3 of the SA Rights issued may be redeemed upon the Company achieving a capitalized stock value (as defined) of $30 million; 1/3 of the SA Rights issued may be redeemed upon the Company achieving a capitalized stock value of $50 million; 1/3 of the SA Rights issued may be redeemed upon the Company achieving a capitalized stock value of $100 million.

The Company also has the right to redeem the SA Rights at its option under certain circumstances. The Company has the sole exclusive election to redeem the SA Rights in cash, shares or in a combination of cash and shares. The number of SA Rights that can be granted under the plan until December 31, 2008 cannot exceed 2,500,000.

DynaMotive Energy Systems Corporation


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 2003                                        (expressed in U.S. dollars)

9. SHARE CAPITAL (cont'd.)

At  June  30,  2003  1,468,335  [December  2002  -  1,471,668]  SA  Rights  were outstanding and 1,106,668 [December 2002 - 1,111,667] were vested. Compensation expense of $231,675 was recognized during the period for vested SA Rights.

SA Rights transactions and the number of SA Rights outstanding is summarized as follows:

                                                             No. of
                                                       SA Rights Issued
 -------------------------------------------------------------------------------

 Balance, December 31, 2001                                1,486,667
 SA Rights forfeited                                         (14,999)
 -------------------------------------------------------------------------------
 Balance, December 31, 2002                                1,471,668
 SA Rights forfeited                                          (3,333)
 -------------------------------------------------------------------------------
 Balance, June 30, 2003                                    1,468,335
 ===============================================================================

At June 30, 2003, the following SA Rights, all of which were issued to employees, were outstanding:

          SA Rights             SA Rights          Initial                Expiration
         Outstanding              Vested            Value                    Date
 --------------------------------------------------------------------------------------

           1,122,501               835,834           $0.400            January 28, 2004
             200,000               133,333           $0.625            May 1, 2004
             145,834               137,501           $1.00             May 1, 2004
 --------------------------------------------------------------------------------------
           1,468,335             1,106,668
 ======================================================================================

[h]  Contributed surplus

Contributed surplus includes the fair value of stock options and warrants issued to non-employees for services rendered, the fair value of warrants issued under short-term loan agreements [note 7], the fair value of warrants related to convertible debts, and the intrinsic value of equity awards granted to employees.

DynaMotive Energy Systems Corporation


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 2003                                        (expressed in U.S. dollars)



9. SHARE CAPITAL (cont'd.)

[i] Stock based compensation

The Company has recorded stock based compensation as follows:


                                             6 Months Ended        Year Ended       Year Ended
                                              June 30, 2003      Dec. 31, 2002        Dec. 31,
                                                                                        2001
                                                    $                  $                 $
 -------------------------------------------------------------------------------------------------

 Balance sheet items
 Capital assets                                    17,510             105,455            108,137
 Share issue costs                                 14,700                  --                 --
 Patents and intellectual property                     --                  --             15,500
 Other                                                 --              11,989                 --
 -------------------------------------------------------------------------------------------------
                                                   32,210             117,444            123,637
 Income statement items
 Professional fees                                487,307             796,813          1,591,381
 General and administrative salaries and
    benefits                                      374,827             438,870            383,094
 Marketing                                         71,004              42,385            121,790
 Rent expense                                          --              40,848             11,330
 Other                                              8,155               7,094                 --
 -------------------------------------------------------------------------------------------------
                                                  941,293           1,326,010          2,107,595

 Total stock based compensation                   973,503           1,443,454          2,231,232
 =================================================================================================

DynaMotive Energy Systems Corporation


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 2003                                        (expressed in U.S. dollars)



9. SHARE CAPITAL (cont'd.)

[j]  Basic and diluted loss per common share


                                             6 Months Ended       Year Ended       Year Ended
                                              June 30, 2003     Dec. 31, 2002    Dec. 31, 2001
--------------------------------------------------------------------------------------------------

Numerator
Loss from continuing operations                  (1,561,774)       (4,366,454)     (6,437,461)
Loss from discontinued operations                        --          (895,153)       (400,803)
--------------------------------------------------------------------------------------------------
Net loss                                         (1,561,774)       (5,261,607)     (6,838,264)
--------------------------------------------------------------------------------------------------

Denominator
Weighted average number of common shares
   outstanding                                   52,353,891        45,886,312      37,250,303
Escrowed shares                                    (781,334)         (781,334)       (781,334)
--------------------------------------------------------------------------------------------------
                                                 51,572,557        45,104,978      36,468,969
--------------------------------------------------------------------------------------------------

Basic and diluted loss per common share
Continuing operations                              (0.03)            (0.10)           (0.18)
Discontinued operations                              --              (0.02)           (0.01)
--------------------------------------------------------------------------------------------------
Loss per share                                     (0.03)            (0.12)           (0.19)
==================================================================================================


10. DYNAPOWER MANAGEMENT BUYOUT

In April 2002, the Company sold all tangible assets of its metal cleaning subsidiary, DynaPower, Inc. to the management of DynaPower for nominal consideration of $1 plus future royalties. The Company retains ownership of the intellectual property related to the DynaPower metal cleaning technology and has licensed the intellectual property to DynaPower for a period of seven years from the closing of the sales agreement. The royalties over the seven year period are based on an increasing percentage of the cumulative revenues generated by DynaPower on sales of DynaPower systems. The intellectual property will transfer from the Company to DynaPower on the expiration of the royalty period at March 31, 2009 only if a cumulative sales threshold is reached.

In 2002, the Company recorded write-downs of patents related to DynaPower for $118,732 and in 2001, recorded write-downs of the DynaPower capital assets of $175,037 [notes 5 and 6].

DynaMotive Energy Systems Corporation


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 2003                                        (expressed in U.S. dollars)



11. COMMITMENTS AND CONTINGENCIES

Commitments

The Company has the following future minimum lease commitments for premises and equipment:

                                                                 $
--------------------------------------------------------------------------------
2003 (6 months)                                                47,000
2004 (year)                                                    18,000
2005 (year)                                                    24,000
--------------------------------------------------------------------------------
                                                               89,000
================================================================================


Contingencies

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes that the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.


12. RELATED PARTY TRANSACTIONS

The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. In addition to the transactions described in notes 7 and 9, the Company had the following transactions with related parties:

[a] Consulting fees and salaries of $538,906 for the six months ended June 30, 2003 [years 2002 - $639,910; 2001 - $768,336] have been paid to Directors
     (or companies controlled by Directors) of the Company. Included in the amount above, is $387,781 [2002 - $447,789; 2001 - $371,669] paid by stock based compensation [note 9(b)(ii)].

DynaMotive Energy Systems Corporation


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 2003                                        (expressed in U.S. dollars)



12. RELATED PARTY TRANSACTIONS (cont'd.)

[b]  The Company has entered into:

     [i] a royalty agreement, pursuant to an agreement to purchase certain patents for an unlimited term with a company controlled by a previous Director of the Company, based on 4% of the gross receipts from unit sales. No sales have occurred to date.

     [ii] a 24 month consulting and research  agreement,  which expired February
          9, 2002, with a company controlled by a director of the Company. Included in research and development expenses are fees of $nil [2002 - $nil; 2001 - 90,387] to this related party.


[c] In 2002,the Company entered into loan agreements with certain Directors totaling $182,253. The loans comprised $118,838, which was used to settle amounts owing to certain Directors and $63,415 which was received in cash. The loans and accrued interest were converted in May 2003 into the Company's common shares at 75% of the 10-day average of the Company's market share price prior to conversion. A total of 405,223 warrants were also granted to the lenders in connection with the loans. The warrants have an exercise price of $0.23, expire on March 31, 2006, and are outstanding at June 30, 2003. For the portion of the loans received in cash, interest was charged at a rate of 1% per month and was included in the converted amount. The remaining debt was non-interest bearing.

     The carrying value of the loans was accreted up to its fair value over the term to maturity. For the six months ended June 30, 2003, $115,633 of accretion interest has been charged to the statement of loss.

[d] During 2002, the Company entered into a loan agreement with related parties for $200,000 cash, which was converted in 2002 into the Company's common shares at 75% of the 10 day average of the Company's market share price prior to conversion. A total of 300,000 warrants were granted to the lenders in connection with the loans. The warrants have an exercise price of $0.35 per common share and expire on April 30, 2005. Interest was charged at a rate of 1% per month and was payable up to conversion. The warrants are outstanding at June 30, 2003.

     The proceeds of the above noted convertible debts were allocated to the debts, the embedded conversion feature and the warrants based on the relative fair values. Accordingly, $94,118 was recorded as liabilities and $105,882 recorded as contributed surplus representing the embedded conversion feature and warrants. The carrying value of the debts were accreted up to their fair value over their maturity terms. For the six moths ended June 30, 2003, $nil of accretion interest [year 2002 - $105,882] has been charged to the statement of loss.

DynaMotive Energy Systems Corporation


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 2003                                        (expressed in U.S. dollars)


13. LOSSES AND UNUSED DEDUCTIONS CARRIED FORWARD FOR INCOME TAX PURPOSES

As at June 30, 2003, the Company has loss carryforwards of approximately $21,483,000 to apply against future taxable income in Canada ($19,641,000) and the United Kingdom ($1,842,000) and $700,000 and $288,000 of federal and provincial investment tax credits respectively available for future use in Canada. The United Kingdom loss carryforwards can be carried forward indefinitely. The other losses and investment tax credits expire as follows:


                                       Federal Investment       Provincial            Loss
                                           Tax Credits        Investment Tax     Carryforwards
                                                $                Credits               $
                                                                    $
 -------------------------------------------------------------------------------------------------

 2003                                              --                   --           2,438,000
 2004                                              --                   --           1,988,000
 2005                                              --                   --           2,503,000
 2006                                          11,000                   --           2,363,000
 2007                                         100,000                   --           4,106,000
 2008                                          21,000                   --           4,477,000
 2009                                          42,000                7,000           2,091,000
 2010                                         145,000               82,000           1,394,000
 2011                                         224,000              112,000                  --
 2012                                         120,000               67,000                  --
 2013                                          37,000               20,000                  --
 -------------------------------------------------------------------------------------------------
                                              700,000              288,000          21,360,000
 =================================================================================================

In addition,  the Company has scientific  research and experimental  development
expenditures   of   approximately   $4,128,000   that  can  be  carried  forward
indefinitely to apply against future taxable income in Canada.

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recognized a valuation allowance for those future tax assets for which it is more likely than not that realization will not occur. Significant components of the Company's future tax assets as of June 30, 2003 and December 31, 2002 are as follows:

DynaMotive Energy Systems Corporation


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 2003                                        (expressed in U.S. dollars)


13. LOSSES AND UNUSED DEDUCTIONS CARRIED FORWARD FOR INCOME TAX
    PURPOSES(cont'd.)

                                                                         2003               2002
                                                                           $                  $
-------------------------------------------------------------------------------------------------

Loss carryforwards                                                   8,166,000          6,628,000
Research and development deductions and credits                      2,107,000          1,712,000
Capital assets                                                         793,000            681,000
Financing costs                                                        102,000             64,000
-------------------------------------------------------------------------------------------------
Total future tax assets                                             11,168,000          9,085,000
Valuation allowance                                                (11,168,000)        (9,085,000)
-------------------------------------------------------------------------------------------------
Net future tax assets                                                       --                 --
=================================================================================================

The potential income tax benefits relating to these future tax assets have not been recognized in the consolidated financial statements as their realization did not meet the requirements of "more likely than not" under the liability method of tax allocation. Accordingly, no future tax assets have been recognized as at June 30, 2003 and December 31, 2002.


14. SUPPLEMENTARY INFORMATION

                                             6 Months Ended        Year Ended        Year Ended
                                              June 30, 2003      Dec. 31, 2002        Dec. 31,
                                                                                        2001
 Net change in non-cash working capital             $                  $                 $
 -------------------------------------------------------------------------------------------------

 Accounts receivable                               29,050               8,737            215,908
 Government grants receivable                      (5,194)           (160,316)           639,665
 Inventory                                             --              10,043              9,548
 Prepaid expenses and deposits                    (49,714)            136,434            (36,764)
 Deferred revenue                                      --             (51,981)           (47,189)
 Accounts payable and accrued liabilities        (114,457)            508,142            388,807
 -------------------------------------------------------------------------------------------------
                                                 (140,315)            451,059          1,169,975
 =================================================================================================

 Interest paid
 Short-term interest paid                          20,601              48,661             26,080
 =================================================================================================

DynaMotive Energy Systems Corporation


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 2003                                        (expressed in U.S. dollars)


14. SUPPLEMENTARY INFORMATION (cont'd.)

For the period ended June 30, 2003 the Company recorded no revenue. For the year ended December 31, 2002, 69% and 10% of sales were from two customers. For the year ended December 31, 2001, 31%, 17% and 16% of sales were from three customers. As at June 30, 2003 there were no accounts receivable balances relating to these customers [2002 - $nil].


15. GOVERNMENT ASSISTANCE

Government assistance received during the period ended June 30, 2003 in the amount of $170,186 [years 2002 - $467,832; 2001 - $674,304] has been recorded as a reduction of expenditures.

[a]  Technology Partnerships Canada

     During 1997, the Company entered into a contribution agreement with Industry Canada-Technology Partnerships Canada (TPC) whereby the Company is entitled to receive a maximum of approximately $6.1 million (Cdn$ 8.2 million) or 37% of eligible expenditures, as defined in the agreement. The Company has received extensions to the original contribution agreement with TPC to June 30, 2004 [note 18] while retaining the original cumulative maximum assistance level of $6.1 million. The agreement, as amended, specifies that in the event commercial viability is achieved, then the assistance is repayable, commencing January 1, 2003 based on royalties from sales of specified products resulting from the project to a maximum of $11.8 million (Cdn$ 16 million) or until the expiration of contract on December 31, 2012. In early 2002, subsequent to the original amendment, the Company recovered $269,792 relating to eligible expenditures made in 2001. As at June 30, 2003, $142,844 [2002 - $139,745] is included in government grants receivable.


[b]  Other contribution agreements

     The Company had contribution agreements with other Canadian governmental agencies for a maximum contribution of $376,428 over the 2001 - 2003 period. In the period ended June 30, 2003, the Company received $37,878 [2002 - $98,266; 2001 - $204,244] under these agreements. Of these amounts, $19,575 is included in government grants receivable as at June 30, 2003 [2002 - $20,571; 2001 - $nil].

     In the  period  ended  June  30,  2003,  $37,878  [2002 -  $98,266;  2001 -
     $164,266] has been used to reduce expenditures made in the current year with the remaining amount at June 30, 2003, $nil [2002 - $nil; 2001 - $39,978] included in current liabilities to be used to reduce expenditures made in subsequent periods. A portion of these funds, to a maximum of $90,538, are repayable under certain defined terms of non-performance.

DynaMotive Energy Systems Corporation


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 2003                                        (expressed in U.S. dollars)

16. Segmented information

In 2003 and 2002, the Company has one reportable segment, BioOil Power Generation. The BioOil Power Generation segment relates to the biomass-to-energy technology, BioTherm(TM). Substantially all of the Company's operations and assets are in Canada and are solely focused on the development and commercialization of its BioTherm technology. BioOil Power Generation is biomass-to-energy technology that converts low value forest waste and agricultural by-products into BioOil for use in power generation or other industrial energy purposes.

In prior years, the Company also had two other reportable segments: DynaPower and Actuator. In 2002, the Company sold the operating assets of DynaPower to the management of DynaPower and entered into a licensing arrangement for the DynaPower intellectual property retained by the Company [note 10]. The licensing agreement under the Actuator segment expired in 2002 and has not been renewed. Corporate includes other corporate related amounts that are not a separately reportable segment.


                                               6 Months Ended       Year Ended          Year Ended
                                                June 30, 2003     Dec. 31, 2002       Dec. 31, 2001
                                                      $                   $                    $
 -------------------------------------------------------------------------------------------------
 Revenue
 Actuator                                                 --            47,419                --
 DynaPower                                                --            18,480           274,360
 BioOil Power Generation                                  --             2,580                --
 Corporate                                                --                90                --
 -------------------------------------------------------------------------------------------------
                                                          --            68,569           274,360
 -------------------------------------------------------------------------------------------------
 Loss for the period from continuing
 operations
 Actuator                                                 --            47,419          (111,574)
 DynaPower                                                --          (105,074)         (578,527)
 BioOil Power Generation                             (90,091)         (856,475)       (2,276,293)
 Corporate                                        (1,471,683)       (3,452,324)       (3,471,067)
 -------------------------------------------------------------------------------------------------
                                                  (1,561,774)       (4,366,454)       (6,437,461)
 -------------------------------------------------------------------------------------------------
 Capital expenditures, including patents
    (net of government grants and disposal)
 DynaPower                                                --                --            18,412
 BioOil Power Generation                             172,766           182,637           543,980
 Corporate                                                --               836            44,257
 -------------------------------------------------------------------------------------------------
                                                     172,766           183,473           607,649
 -------------------------------------------------------------------------------------------------
 Amortization and depreciation
 Actuator                                                 --                --            33,912
 DynaPower                                                --                --           100,323
 BioOil Power Generation                              43,664           197,005           215,546
 Corporate                                            16,808           116,469            54,714
 -------------------------------------------------------------------------------------------------
                                                      60,472           313,474           404,495
 -------------------------------------------------------------------------------------------------
 Total assets
 BioOil Power Generation                           1,064,663           865,647
 Corporate                                           769,981           420,166
 --------------------------------------------------------------------------------
                                                   1,834,644         1,285,813
 --------------------------------------------------------------------------------

DynaMotive Energy Systems Corporation


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 2003                                        (expressed in U.S. dollars)


16. Segmented information (cont'd.)


                                               6 Months Ended      Year Ended          Year Ended
                                                June 30, 2003     Dec. 31, 2002       Dec. 31,2001
                                                      $                 $                $
 -------------------------------------------------------------------------------------------------

 Geographic information
 Revenue
 United States                                            --            47,419           109,795
 Canada                                                   --            21,060           109,935
 Other                                                    --                90            54,630
 -------------------------------------------------------------------------------------------------
                                                          --            68,569           274,360
 -------------------------------------------------------------------------------------------------
 Capital assets
 United States                                           785               792
 Canada                                              974,330           720,122
 United Kingdom                                       28,096            29,495
 --------------------------------------------------------------------------------
                                                   1,003,211           750,409
 ================================================================================


17. PROJECT ADVANCE

In June 2003 the Company received $148,423 (C$200,000) from Ontario Power Generation Inc. ("OPG") as an initial investment in a proposed Ontario based 100 TPD BioOil co-generation project (the "Project"). The funds are to be used for pre-development work related to the Project and are to be converted into a Project ownership interest upon confirmation that the Project meets specified feasibility criteria. If the Project is not confirmed as feasible by December 2003, OPG will convert the funds into common shares of the Company at the then prevailing market value. Further, if the Project is not confirmed as proceeding by June 2004, OPG will convert the funds into common shares of the Company at a 10% discount to the then prevailing market value of the shares. OPG was also granted certain additional Project investment and marketing rights.

DynaMotive Energy Systems Corporation


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 2003                                        (expressed in U.S. dollars)


18. SUBSEQUENT EVENTS

[a] As described in note 9(c), the Company commenced a private placement for up to $2.1 million. In August 2003, the Company issued 11,500,397 common shares for total proceeds of $2,155,152, inclusive of $1,036,117 received as at June 30, 2003.

[b] On September 2, 2003 the Company received confirmation from TPC that its funding facility has been extended until June 30, 2004 [note 15(a)].

[c] On September 12, 2003 the Company's wholly owned subsidiary DynaMotive Canada Inc. formed an Ontario based Limited Partnership, Erie BioOil Co-generation LP ("LP"), and will act as the General Partner of the LP. It is intended that the LP will develop the Company's first commercial BioOil plant.


19. COMPARATIVE FIGURES

Certain comparative figures have been reclassified in order to conform with the presentation adopted in the current year.